FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

03 JAN 28 AM 7:21

FOSTER'S
GROUP
Inspiring Global Enjoyment

03003468

82-1711

PRESS RELEASE

Fosters Brewing

PLEASE DELIVER URGENTLY

SUPPL

The following announcement was made to the Australian Stock Exchange Limited today.

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

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U.S. Securities & Exchange Commission Washington, D.C.	Mr Paul Dudek	0015 1 202 942 9624
The Bank of New York (ADRS)	Mr K G Galfo Ms Violet Rambaran	0015 1 212 571 3050

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Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

28TH January 2003

ASX ANNOUNCEMENT

In response to speculation that Foster's may issue a profit warning, Foster's President and CEO, Mr Ted Kunkel, today confirmed that the Company is well aware of its continuous disclosure obligations and was not proposing to make any unscheduled announcements.